EXHIBIT F

PURCHASE PRICE ALLOCATION

Pursuant to Section 3.4 of the Agreement, Parent and Buyer's mutually agreed Allocation (as may be adjusted to Sections 3.2 and 3.3 hereof and otherwise under the Agreement) is as follows:

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[redacted][purchase price allocation]

F-1